Exhibit 12.1

AV Homes, Inc.

Computation of Ratio of Income to Fixed Charges

(in thousands)

	Year ended December 31,					Three Months Ended March 31,
	2011	2012	2013	2014	2015	2016
Earnings:
Income (loss) before income taxes and effects of changes in accounting principles	$(165,704)	$(87,683)	$(8,272)	$(1,603)	$12,386	$859
Less: net income (loss) from noncontrolling interests	(296)	2,552	1,205	329	—	—
Plus: fixed charges	10,088	9,266	9,330	18,148	28,277	6,874
Plus: amortization of previously capitalized interest	273	913	2,455	4,622	11,041	3,126
Less: capitalized interest	439	1,263	6,466	12,302	19,168	5,581

Earnings	$(155,486)	$(81,319)	$(4,158)	$8,536	$32,536	$5,278

Fixed charges:
Interest expensed and capitalized	$8,192	$6,658	$7,769	$16,078	$25,590	$6,134
Amortization of discount and debt issue costs	1,763	2,578	1,527	2,029	2,617	719
Interest portion of rental expense	133	30	34	41	70	21

Fixed charges	$10,088	$9,266	$9,330	$18,148	$28,277	$6,874

Ratio of earnings to fixed charges	N/A	N/A	N/A	0.47	1.15	0.77

Excess (deficiency) amount	$(165,574)	$(90,585)	$(13,488)	$(9,612)	$4,259	$(1,596)